1301296

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04039591

PROC D
AUG 26 2004 E
THOMSON
FINANCIAL

July 8, 2004

Act	Securities Exchange Act of 1934
Section	15
Rule	15c3-3
Public Availability	July 22, 2004

Mr. John Kenny
Senior Vice President
Director of Clearing
Jefferies & Company, Inc.
Harborside Financial Center, Plaza III, Suite 705
Jersey City, NJ 07311

Re: Application to Establish an Omnibus Account

Dear Mr. Kenny:

We have received your letter, dated June 23, 2004, in which you request on behalf of Jefferies & Company, Inc. ("Applicant"), that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about July 23, 2004, the Applicant will begin to clear the customer accounts of Conifer Securities LLC, which currently clears its customer accounts through ABN Amro Incorporated ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities that have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

The above requirements for designation of an omnibus account as a control location apply only to securities that the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Tom McGowan

Thomas K. McGowan
Assistant Director

cc: Susan DeMando, NASDR, Inc.

TKM/mbc

Matt

Jefferies & Company, Inc.

Harborside Financial Center, Plaza III, Suite 705
Jersey City, New Jersey 07311
Telephone (201) 200-1222 Fax (212) 336-7398

June 23, 2004

Mr. Michael Macchiarolio
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C 20549

Subject: Application for Omnibus Account for Transfer of Customer Accounts, SEC Rule 15C 3-3 (c)(7) / (06)

Dear Mr. Macchiarolio:

Jefferies & Company, Inc., a registered broker dealer pursuant to Section 15 of the Securities Exchange Act of 1934 intends to establish an account designated "Special Omnibus Account for Exclusive Benefit of Customers of Jefferies & Co., Inc." effective July 23, 2004.

We confirm to you the following:

1) That the books and records of Jefferies & Co., Inc. will reflect the customer security positions and money balances previously held by ABN Amro Incorporated. The introducing broker is:

Conifer Securities LLC.
One Ferry Building Suite 255
San Francisco, CA 94111

2) That our books and records reflect that the customer securities not yet transferred to us are "located" in the omnibus account at ABN Amro, Inc.

3) We will assume the responsibility to clear all transactions in the customer accounts being transferred.

4) ABN Amro will provide Jefferies & Company, Inc. with written assurance that: (i) for purposes of Rule 15c3-3, it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities: and (ii) it will promptly deliver the securities to us.

Please call me at 212-336-7227 if you have any questions or require additional documentation.

Thank you for your assistance in this matter.

Sincerely,

John Kenny
Senior Vice President
Director of Clearing